14047955

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 01068

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Neuberger Berman LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

605 Third Ave
(No. and Street)

New York	New York	10158
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James J. Dempsey — 212- 476-8538
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Ave	New York	New York	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
MAR 04 2014
Washington, DC
124

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, James J. Dempsey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Neuberger Berman LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial and Operations Principal

Title

Notary Public

LORAINE OLAVARRIA
Notary Public, State of New York
No. [illegible]
Qualified in Nassau County
Commission Expires 4-15-2015

NEUBERGER BERMAN LLC

Consolidated Statement of Financial Condition

December 31, 2013

(With Report of Independent Registered Public Accounting Firm Thereon)

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Members of
Neuberger Berman LLC:

We have audited the accompanying consolidated statement of financial condition of Neuberger Berman LLC, as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the consolidated statement of financial condition (the consolidated financial statement).

Management's Responsibility for the Consolidated Financial Statement

Management is responsible for the preparation and fair presentation of this consolidated financial statement in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statement that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the consolidated financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statement referred to above presents fairly in all material respects, the financial position of Neuberger Berman LLC as of December 31, 2013, in accordance with U.S. generally accepted accounting principles.

KPMG

Other Matter

Our audit was conducted for the purpose of forming an opinion on the consolidated statement of financial condition as a whole. The consolidating information shown in the columns titled "NB LLC Operating Entity" and "Consolidated Client Funds" on the consolidated statement of financial condition as of December 31, 2013 is presented for purposes of additional analysis and is not a required part of the consolidated statement of financial condition. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the consolidated statement of financial condition. The information has been subjected to the auditing procedures applied in the audit of the consolidated statement of financial condition and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the consolidated statement of financial condition or to the consolidated statement of financial condition itself, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the consolidated statement of financial condition as a whole.

KPMG LLP

February 27, 2014

NEUBERGER BERMAN LLC

Consolidated Statement of Financial Condition

December 31, 2013

(In thousands)

Assets		NB LLC Operating Entity	Consolidated Client Funds		Total
Cash and cash equivalents	$	246,712	6,952	$	253,664
Cash segregated for the exclusive benefit of customers		500	—		500
Investments, at fair value		95,785	65,562		104,283
Receivables:					
Advisory and administrative fees receivable		9,798	—		9,798
Broker-dealers and clearing organizations		1,534	86		1,620
Due from affiliates		871	—		871
Other receivables		—	1,596		1,596
Furniture, equipment and leasehold improvements (net of accumulated depreciation and amortization of $3,353)		1,061	—		1,061
Identifiable intangible assets and goodwill (net of accumulated amortization of $29,125)		80,928	—		80,928
Other assets		2,956	323		3,279
Total assets	$	440,145	74,519	$	457,600
Liabilities and Equity					
Liabilities:					
Accrued compensation	$	119,219	—	$	119,219
Securities sold, not yet purchased		—	1,727		1,727
Due to affiliates		67,885	—		67,885
Income taxes payable		14,327	—		14,327
Accounts payable and accrued expenses		9,493	—		9,493
Deferred income		2,338	—		2,338
Broker-dealers and customers		1,602	134		1,736
Other liabilities		12,709	3,081		15,790
Total liabilities		227,573	4,942		232,515
Commitments and contingencies (note 9)					
Members' capital		212,572	—		212,572
Equity of Consolidated Client Funds		—	69,577		—
Total members' capital		212,572	69,577		212,572
Non-controlling interests in Consolidated Client Funds		—	—		12,513
Total equity		212,572	69,577		225,085
Total liabilities and equity	$	440,145	74,519	$	457,600

See accompanying notes to the Consolidated Statement of Financial Condition. Separate consolidating information is shown for "NB LLC Operating Entity" and "Consolidated Client Funds". Transactions between "NB LLC Operating Entity" and "Consolidated Client Funds" have been eliminated from "Total" column.

(1) Organization and Description of Business

Neuberger Berman LLC, a Delaware limited liability company (NB LLC or the Company), is an indirect wholly owned subsidiary of Neuberger Berman Group LLC, a Delaware limited liability company (NB Group), which is a majority owned subsidiary of NBSH Acquisition, LLC, a Delaware limited liability company (NBSH). NB LLC is a registered broker-dealer and registered investment adviser engaged principally in providing investment advisory services to individuals and institutions. Representative clients include individuals, families and institutions including: endowments, foundations, trusts and employee benefit plans. In addition, NB LLC is retained by certain affiliates, including Neuberger Berman Management LLC (NBM), the adviser to the Neuberger Berman mutual funds complex to perform sub-advisory services. The Company clears certain of its customers' securities transactions on a fully disclosed basis through J.P. Morgan Clearing Corp., which also serves as custodian for a significant number of the Company's clients.

(2) Significant Accounting Policies

(a) Basis of Presentation

The consolidated statement of financial condition has been prepared in accordance with U.S. generally accepted accounting principles (GAAP). The preparation of the consolidated statement of financial condition requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated statement of financial condition. Although these estimates and assumptions are based on the best available information, actual results could be materially different from those estimates.

(b) Principles of Consolidation

NB LLC consolidates voting interest entities in which the Company's ownership exceeds 50%. The Company has determined that it holds a majority interest in three sponsored emerging market debt UCITS funds (Consolidated Client Funds) and is therefore required under GAAP to consolidate these sponsored funds. The Company has recognized non-controlling interests for the portion of the Consolidated Client Funds that it does not own. All intercompany accounts and transactions have been eliminated in consolidation. The Company does not provide performance guarantees and has no other financial obligations to provide funding to the Consolidated Client Funds.

(c) Cash and Cash Equivalents

Cash and cash equivalents consists of cash held in banks and other liquid investments that are payable on demand. At December 31, 2013, the Company held money market mutual fund investments of $215.2 million. The remaining balance of $31.5 million was held in several operating cash accounts with banks.

In addition, $7.0 million represented cash and cash equivalents held by the Consolidated Client Funds in several operating cash accounts with banks. Cash and cash equivalents held by the Consolidated Client Funds are not available to fund the general liquidity needs of NB LLC.

(d) Investments

Investments held by the Company and Consolidated Client Funds are carried at market or fair value.

(e) Securities Transactions

Securities transactions are recorded on a trade date basis. Securities owned and securities sold, not yet purchased are valued at market value or fair value as determined by management. Investments in mutual funds are valued using the year end quoted net asset value per share.

(f) Derivative Financial Instruments

In the normal course of business, Consolidated Client Funds enters into transactions involving derivative financial instruments in connection with investing activities. Derivative contracts are valued at fair value based on market quotes when readily available from major exchanges or pricing services or otherwise using valuations based on pricing models. The Consolidated Client Funds enter into netting arrangements such as International Swaps and Derivatives Association, Inc. Master Agreements and Credit Support Annexes (ISDA Master Agreements) that govern over-the-counter financial derivative transactions. ISDA Master Agreements reduce the counterparty risk associated with derivative transactions by specifying credit protection mechanisms and providing documentation standardization, including provisions for general obligations, representations, collateral and events of default or termination. ISDA Master Agreements allow the Consolidated Client Funds to close out and net its total exposure to a counterparty in the event of default with respect to all of the transactions governed under the applicable ISDA Master Agreement.

(g) Furniture, Equipment and Leasehold Improvements

Furniture, equipment, and leasehold improvements consist primarily of ownership interests in leasehold improvements, furniture and equipment, computer hardware and software, and are recorded at cost, net of accumulated depreciation and amortization. Leasehold improvements are amortized on a straight line basis over the lesser of the remaining life of the related office lease or the expected useful life of the assets. Depreciation and amortization are calculated using the straight line method over the assets' estimated useful lives of three to ten years. The Company periodically evaluates long lived assets for impairment and if events or changes in circumstances indicate the carrying amounts of the assets may be determined to be not recoverable.

(h) Goodwill and Identifiable Intangible Assets

Goodwill and identifiable intangible assets with an indefinite useful life are tested for impairment annually or when an event occurs or circumstances change that signify the existence of impairment. Identifiable intangible assets are amortized on a straight line basis over their useful lives in accordance with GAAP, and are tested for recoverability whenever events indicate that the carrying amounts may not be recoverable.

(i) ***Income Taxes***

NB LLC, as a Delaware limited liability company, is subject to the New York City unincorporated business tax (NYC UBT).

NB LLC complies with the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic *Accounting for Uncertainty in Income Taxes* which sets out a framework for management to use to determine the appropriate level of tax reserves to maintain for uncertain tax positions. This interpretation uses a two-step approach so that a tax benefit is only recognized if a position is more likely than not to be sustained, and the amount of benefit is then measured on a probabilistic approach, as defined in the ASC Topic. The ASC Topic also sets out disclosure requirements to enhance transparency of an entity's tax reserves.

(3) Cash Segregated For The Exclusive Benefit of Customers

At December 31, 2013, cash of $0.5 million was segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3(k)(2) of the Securities Exchange Act of 1934, as amended.

(4) Fair Value of Investments

The Company follows GAAP with respect to fair value measurements, which among other things, requires enhanced disclosure about investments that are measured and reported at fair value. Fair value of a financial instrument is the amount at which the Company believes the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

GAAP establishes a hierarchal disclosure framework, which prioritizes and ranks the level of market price observability used in measuring financial instruments at fair value. In accordance with GAAP, investments measured and reported at fair value are classified and disclosed based on observability of inputs used in the determination of fair values in one of the following categories:

Level 1 – Quoted prices are available in active markets for identical investments as of the reporting date. The types of investments included in Level 1 include listed equities and listed derivatives. As required by GAAP, the Company does not adjust the quoted price for these investments, even in situations where the Company holds a large position and the sale of such position would likely deviate from the quoted price.

Level 2 – Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. Investments that are generally included in this category include fixed income securities.

Level 3 – Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs used in the determination of fair value require significant management judgment or estimation. In making such estimates, management includes, among other things, assumptions of risk, both the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

Fair value measurements used on a recurring basis at December 31, 2013 were:

	Level 1	Level 2	Level 3	Total
		(In thousands)		
Financial assets of NB LLC Operating Entity:				
Cash equivalents	$ 215,154	—	—	$ 215,154
Equities and sponsored funds	95,425	—	—	95,425
Municipal bonds	—	359	—	359
	$ 310,579	359	—	$ 310,938
Financial assets of Consolidated Client Funds:				
Cash equivalents	$ 2,075	—	—	$ 2,075
Equities	4,317	—	—	4,317
Corporate debt	—	47,130	—	47,130
Sovereign debt	—	12,115	—	12,115
Derivative contracts	—	2,000	—	2,000
	$ 6,392	61,245	—	$ 67,637
Financial liabilities of Consolidated Client Funds:				
Securities sold, not yet purchased	$ 1,727	—	—	$ 1,729
Derivative contracts	—	2,058	—	2,058
	$ 1,727	2,058	—	$ 3,787

The following is a description of the valuation methodologies used for NB LLC and Consolidated Client Funds' investments measured at fair value on a recurring basis, as well as the general classification of those investments pursuant to the valuation hierarchy:

Cash equivalents – Cash equivalents consist of excess cash invested in various money market funds that are valued based on published net asset values and are included in Level 1 of the valuation hierarchy.

Investments – Investments include equity and fixed income securities and sponsored funds. Equity securities generally are valued using unadjusted quoted market prices and are included in Level 1 of the valuation hierarchy. Fixed income securities are generally valued using broker quotes or pricing services based on similar instruments in active markets and are included in Level 2 of the valuation hierarchy.

(Continued)

Sponsored funds consist of publicly traded funds which are valued using published net asset values and are included in Level 1 of the valuation hierarchy.

Consolidated Client Funds – Consolidated Client Funds' investments include sovereign debt obligations and corporate debt obligations. Sovereign debt and corporate debt obligations securities are generally valued using broker quotes or pricing services based on similar instruments in active markets and are included in Level 2 of the valuation hierarchy. Consolidated Client Funds' derivative contracts consist of over the counter forward and futures which are used to hedge exposures to fluctuations in foreign currency exchange rates. Derivative contracts are included in level 2 of the valuation hierarchy.

Other assets of NB LLC measured at fair value on a non-recurring basis are as follows:

	Level 1	Level 2	Level 3	Total
		(In thousands)		
Assets:				
Goodwill	$ —	—	73,987	$ 73,987
Identifiable intangible assets, net	—	—	6,941	6,941
Total	$ —	—	80,928	$ 80,928

At December 31, 2013 the value of NB Group was estimated using a combination of the income and market approaches. The income approach is based on projected cash flows whereas the market approach uses estimates of the value of comparable companies. The Company's relative value (considering contribution to revenue, net income and assets under management) to NB Group was then considered to determine the relative fair value of the Company in relation to NB Group. The relative fair value of the Company is then compared to its carrying value to determine if there is impairment of the goodwill. Identified intangible assets were measured for impairment based on the estimated value of those assets using an income approach. The income approach is based on assets under management and projected cash flows. Management concluded that there was no impairment at December 31, 2013.

Trading Derivatives

Trading derivatives are instruments that Consolidated Client Funds has entered into as part of their overall management and investment strategies. Such contracts include futures and forward contracts which are classified as trading derivatives.

	Assets		Liability	
	Notional	Fair value	Notional	Fair value
Trading derivatives	$ 3,780	2,000	3,119	2,058
Total	$ 3,780	2,000	3,119	2,058

The notional amounts presented above are indicative of the volume of financial derivative activity since inception of the Consolidated Client Funds.

(Dollars in thousands, except where noted)

(5) Goodwill and Identifiable Intangible Assets

Goodwill is reflected in the consolidated statement of financial condition at its carrying value of $73,987. Identifiable intangible assets of $35,584 are primarily comprised of customer lists at December 31, 2013. Accumulated amortization on the identifiable intangibles is $28,643 at December 31, 2013.

Goodwill is recorded net of amortization expense in the statement of financial condition. The amount of goodwill amortization recorded prior to the adoption of the ASC Topic, *Business Combinations*, was approximately $0.5 million.

Identifiable intangible assets have amortizable lives of approximately 5 years. The weighted average life of the identifiable intangible assets is approximately 4 years.

(6) Employee Benefit Plans

In 2013, NBG introduced a new Retirement Contribution Program for U.S. employees, which replaced the match and profits sharing program under the NBG 401(k) Plan (Plan). Under this new Retirement Contribution Program, with respect to 2013 employees are generally allocated a contribution to their 401(k) account equal to 10% of their compensation, as defined in the Plan, paid in 2013, with a maximum contribution of $25.5 thousand. For 2013, the Company accrued approximately $6.6 million with respect to this program. Employer matching contributions are generally consistent with statutory and regulatory requirements and tax limits.

Certain employees of NB LLC participate in the NB Group Contingent Compensation Plan (Contingent Compensation Plan) which was established in 2008. Other than with respect to death, disability or retirement, allocations under the Contingent Compensation Plan may be forfeited, should an employee no longer be employed by NB LLC or an affiliated entity. Initially the Parent will measure any related compensation expense based on the fair value at the date of award and will allocate the applicable expense to NB LLC over the vesting period, as such term is defined in the Contingent Compensation Plan. At each subsequent reporting period until the award is settled, the fair value of the contingent compensation will be re-measured based on the current fair value of the award granted.

(7) Income Taxes

The Company is a partnership for U.S. income tax purposes and as such is subject to NYC UBT.

(Dollars in thousands, except where noted)

As of December 31, 2013, the Company had a deferred tax asset of approximately $0.4 million included in other assets on the statement of financial condition which consisted of the following:

Deferred tax asset components:		
Tax amortization of intangibles	$	490
Reserves currently not deductible		11
Depreciation		10
Other		24
Gross deferred asset before valuation		535
Valuation allowance		—
Deferred tax asset		535
Deferred tax liability components:		
Deferred compensation		(31)
Unrealized gain on investments		(100)
Deferred tax liability		(131)
Net deferred tax asset	$	404

The Company assesses its risk associated with uncertain tax positions and records tax benefits for all years subject to examination based on the best information available at the reporting date. For those positions where it is more likely than not that a tax benefit will be sustained, the Company records the largest amount of the tax benefit with a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority. For those positions where it is more likely than not that a tax benefit will not be sustained, no tax benefit is recognized in the consolidated financial statements. During the period, the Company increased the gross amount of unrecognized tax benefits by $1.9 million which, if recognized, would favorably impact the Company's effective tax rate. The unrecognized tax benefits relate to the deductibility of compensation related expenses. At this time the Company does not expect any material change in the unrecognized tax positions over the next twelve months.

A reconciliation of the beginning and ending balance of unrecognized tax benefits is as follows:

Balance as of December 31, 2012	$	11,088
Additions based on tax positions related to the current period		3,769
Subtractions based on net unrealized benefits for prior years		(1,869)
Balance as of December 31, 2013	$	12,988

(8) Related Party Transactions

Investments at December 31, 2013 include $95.4 million invested in sponsored mutual funds and UCITS funds at December 31, 2013.

(Continued)

(Dollars in thousands, except where noted)

Due to affiliates is comprised of $68.0 million, of which $39.8 million is due to NB Group, $25.3 million is payable to NB Services LLC, and $2.9 million is due to other affiliates.

(9) Commitments and Contingencies

(a) Lease Commitments

NB LLC has contractual obligations under long-term non-cancelable lease arrangements, principally for office space, expiring on various dates through 2017. The largest lease arrangement is for the Company's headquarters in New York City, with annual rent of $14.0 million or approximately $41 dollars per square foot. This lease expires in April 2017. Office space leases are subject to escalation provisions based on increases in costs incurred by the lessor. As of December 31, 2013, approximate aggregate minimum future rental payments (before operating expenses and real estate taxes) on the operating leases under these lease agreements are as follows:

		Amount
Year:		
2014	$	14,375
2015		14,329
2016		14,335
2017		5,017
Total minimum lease payments	$	48,056

The Company has an obligation to complete certain leasehold improvements by June 30, 2015. The estimated range of costs of such improvements is expected to be between $2 million to $4 million.

As the lease for the Company's headquarters expires in 2017, the Company is actively considering several proposed lease opportunities. Whether management decides to stay at the current headquarter's location or move, the estimated capital expenditures are expected to exceed $60 million.

(b) Litigation and Contingencies

NB LLC is involved in judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its business. NB LLC recognizes liabilities for contingencies when there is an exposure that, when analyzed, indicates it is both probable that a liability will be incurred and the amount of such liability can be reasonably estimated. When a range of probable liability can be estimated, NB LLC accrues the most likely amount it has determined it is most likely to incur. If the amount is not determinable, NB LLC accrues the minimum of the range of probable loss. The Company's management believes, based on currently available information, advice of counsel, and established reserves, that the eventual outcome of such proceedings, in the aggregate, will not have a material adverse effect on NB LLC's financial condition.

(Continued)

(Dollars in thousands, except where noted)

(10) Consolidated Client Funds

As noted in note 2, at December 31, 2013, the Company consolidated three sponsored funds in which it held a majority interest, collectively referred to as "Consolidated Client Funds". The assets, liabilities and equity not owned by the Company (disclosed as non-controlling interests in Consolidated Client Funds) are disclosed separately on the consolidated statement of financial condition.

(11) Capital Requirements

As a registered broker-dealer and member of the Financial Industry Regulatory Authority, Inc. (FINRA), NB LLC is subject to the Securities Exchange Commission's Uniform Net Capital Rule 15c3-1. NB LLC is also a member of the National Futures Association and is subject to the Commodity Futures Trading Commission's Rule 1.17.

Under these rules, the Company is required to maintain minimum net capital, as defined, of not less than the greater of a) 2% of aggregate debit items arising from customer transactions, b) 8% of customer risk maintenance margin requirements plus 4% of non-customer risk maintenance margin requirements or c) $1.5 million. As of December 31, 2013, NB LLC had net capital of approximately $99.1 million, which exceeded the minimum net capital requirement by approximately $97.6 million. Based on applicable regulatory requirements, the Company may not withdraw equity capital if its net capital falls below certain specified levels, as defined.

The Company is also subject to other U.S. federal, state and non-U.S. laws, rules and regulations and maintains adequate capital to ensure compliance with such laws, rules and regulations.

(12) Subsequent Events

The Company's management has evaluated events occurring after the date of the consolidated statement of financial condition (subsequent events) through February 27, 2014, the date the consolidated statement of financial statement was issued, to determine whether any subsequent events necessitate adjustment to or disclosure in the consolidated statement of financial statement.

On January 17, 2014, the members of NB LLC authorized the Company to declare and pay a dividend to its members in the amount of $55 million. Such dividends were paid on January 28, 2014.

On February 26, 2014, the members of NB LLC authorized the Company to declare and pay a dividend to its members in the amount of $20 million. Such dividends will be paid on February 28, 2014.